Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 11 294 9106
Fax +27 11 295 9106
Website www.nedcor.co.za

NEDCOR

17 February 2003

Office of the International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0302
United States of America

Dear Sir

NEDCOR LIMITED
ISSUER NO. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION – FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002

The following information is being furnished to the Commission on behalf of Nedcor Limited in order to maintain such foreign private issuer's exemption from registration pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of the financial results for the year ended 31 December 2002 of Nedcor Limited published on the News Service of the JSE Securities Exchange South Africa.

Yours faithfully

GS Nienaber
GROUP SECRETARY

dlw 3/3

cc: Stephen Siller

NEDCOR

Financial results for the year ended 31 December 2002

Nedcor reports 9% growth in core earnings, 32% decline in headline earnings after translation losses

The year 2002 has been another challenging and eventful one for Nedcor and for the South African banking industry. The merger with BoE Limited ('BoE') during the year created the opportunity for a major restructuring and realignment of the Nedcor Group, which culminated in the legal and practical merger of four banks to form the new Nedbank Limited ('Nedbank') on 1 January 2003 ('legal day one').

The industry experienced extreme volatility in rand exchange rates, four successive interest rate hikes, troubles in the microlending industry, liquidity stress in or failure of some smaller banks and referred difficulties from unsettled global markets.

Within this industry environment Nedcor had an active year and reorganised the group to establish new platforms for higher levels of client service, competitiveness, efficiency and profitability. The merger with BoE fits ideally into Nedcor's growth strategy and most of BoE's business units align well with those of Nedcor. In addition, Nedcor's scalable technology *platforms will benefit from the transaction volume increases introduced by BoE, and there is* potential for significant cost synergies from the merging of duplicated services.

Key strategic developments during the year:

- ***Acquisition of BoE***
  The feature of the year was the acquisition of BoE with effect from 2 July 2002. BoE was acquired at a cost of R7,7bn and was funded through a combination of cash (R4bn from subordinated-loan notes and R1,5bn from own resources) and equity R2,2bn. After fair-value acquisition adjustments and accounting policy alignments totalling R1,1bn BoE's at-acquisition asset value was R4,9bn, resulting in goodwill of R2,8bn arising on acquisition.

- ***Integration of banking subsidiaries***
  The acquisition of BoE was the catalyst for an overall Nedcor Group reorganisation, which entailed the integration of BoE, Nedcor Investment Bank ('NIB'), Cape of Good Hope Bank ('CoGHB') and parts of Peoples Bank Limited into Nedbank with effect from 1 January 2003, and parts of BoE into Peoples Bank later in 2003.

Integration – legal day one

The planning and preparation for legal day one paid off, with the consolidation of the South African banking licences on 1 January 2003 being successful.

- ***Acquisition of NIB minorities***
  As part of the integration Nedcor acquired, with effect from 1 October 2002, the outstanding minority shareholders' interests in NIB for R968m, which was settled by the *issue of new Nedcor shares.*

- ***Enhanced capital structures***
  To fund the acquisitions of BoE and the NIB minorities and to optimise and restructure its capital Nedcor undertook three major capital raisings totalling R9,2bn during the year. These comprised the subordinated loan note raising of R4bn in July 2002, the listings of R3,2bn Nedcor shares in July and October 2002, as well as a listed non-redeemable non-cumulative Nedbank preference share issue of R2bn in December 2002.

- ***New operating structures***
  The group was reorganised into a new operating structure that will conduct business under three distinctive primary bank brands, namely Nedbank, Nedbank Corporate and Peoples Bank. All leadership positions were confirmed at an early stage of the merger. Over 20 000 managers and staff have been formally appointed to or confirmed in their new positions in terms of the merger requirements of the new Labour Relations Act.

- ***Wealth management rationalisation***
  With a view to rationalising the wealth management activities of Nedbank, NIB and BoE, NIB acquired the remaining 50% of FT NIBAM from Franklin Templeton for a consideration of R180m with effect from 1 October 2002.
  The wealth management activities were classified into two focus areas, namely private clients and institutional asset management. The private client activities, both domestically and internationally, will continue as a Nedcor/Old Mutual joint venture operating under the BoE brand. BoE's South African institutional asset management, a business requiring scale, has been sold, with effect from 1 January 2003, to empowerment partners spear-headed by AKA Capital Limited and partnered by Old Mutual and Peoples Bank.

- ***Old Mutual Bank joint venture***
  The structure of the Old Mutual Bank joint venture, which entails the merger of the Permanent Bank deposit-taking activities and infrastructure with Old Mutual Bank, was revised during the year. It now operates under the Old Mutual Bank brand as a division of Nedbank with effect from 1 January 2003. Its primary focus will be to deliver banking products to Old Mutual clients.

- ***Merger and integration planning***
  Much time and attention has been devoted to planning for the integration and realisation of the anticipated merger synergies. Management is acutely aware of the integration risks arising from the merger and has reorganised management responsibilities and resources to ensure that both the merger process and ongoing operations are properly resourced. Integration milestones have been set and are being closely monitored, with progress currently ahead of initial targets.
  The integration process continues to go well and legal day one proceeded smoothly. Senior and key staff losses are minimal, asset growth is robust, deposit return flows are strong and liquidity has been optimised.
  Net recurring synergies, including funding and capital efficiencies and after deducting integration costs, are expected to grow from R110m before tax in 2003 to R905m before tax from 2006 onwards. The synergies are planned from the following areas:

	At inception	Target 2005	Reduction %	Current status
Bank licences	8	4	50	Done
Treasuries	10	3	70	Done
Brands	20	12	40	In progress
Office premises	49	19	61	In progress
Branches	694	601	13	In progress
Products	388	223	43	In progress
IT systems	276	176	33	In progress
Staff (permanent and temporary)	25 700	21 850	15	25 100

- ***Acquisition of Planet Finance***
  Planet Finance, the asset-based finance business of the former Saambou Bank, was acquired by Nedcor's subsidiary Imperial Bank Limited for approximately R850m with effect from 1 September 2002. Imperial Bank also won a mandate to collect a book of a further R1bn on behalf of the receiver of Saambou Bank.

Commentary on results

Core earnings (ie excluding translation gains and losses and merger and reorganisation costs) grew by 9% to R3 366m (2001: R3 093m), comprising 7% growth in South African operations and 16% growth in international operations. Core earnings per share, due to the dilutory effect of new shares issued for the acquisitions of BoE and NIB, grew at a lower rate of 4% to 1 330cps (2001: 1 284cps).

Headline earnings declined by 32% to R2 585m (2001: R3 789m), due mainly to the effects of the volatility of the rand exchange rate that caused translation losses in 2002, as opposed to translation gains in 2001.

Attributable earnings increased to R984m (2001: R13m), after providing for exceptional capital losses totalling R1,6bn (2001: R3,8bn).

Return on equity increased to 21,9% (2001: 20,6%), while return on assets decreased to 1,57% (2001: 1,83%).

A final dividend of 310cps (2001: 310cps) has been declared, giving total dividends of 515cps (2001: 500cps) for the year, at a dividend cover of 2,6 times (2001: 2,6 times), based on core earnings and 2,0 times (2001: 3,1 times), based on headline earnings.

The consolidation of BoE distorts the comparability of Nedcor's organic performance with 2001. However, BoE's results are seperately disclosed in the segmental report. The commentary below seeks to give a perspective on Nedcor's overall performance, both including and excluding BoE.

Advances and net interest income

Advances grew by 34% (15%, excluding BoE), while net interest income grew by a more muted 20% (12%, excluding BoE) to R6,3bn (2001: R5,3bn). This resulted from pressure on margins by virtue of the liquidity squeeze that occurred during the period of industry turbulence, and also from lower endowment income due to the redeployment of cash invested in BoE, Imperial Bank, other joint ventures and cash dividends paid. BoE was under liquidity stress when it was acquired and this clearly impacted adversely on interest margins. However, we are pleased to report strong returns of deposit flows and good progress in restoring margins.

Non-interest revenue

Non-interest revenue, excluding translation gains/losses and exceptional items, grew strongly by 37% (15%, excluding BoE) to R6,9bn (2001: R5,1bn). The foundation for this increase was pleasing growth of 45% (20%, excluding BoE) in commission and fee income, supplemented by good growth in bancassurance revenues and trading income derived from exchange and securities dealing.

Translation effects

In 2001 the substantial decline in the rand exchange rate from R7,55 to R12,05 to the US$ as at 31 December 2001 resulted in translation gains totalling R1,1bn from integrated operations accruing to headline earnings. In 2002 the strengthening in the rand exchange rate from R12,05 to R8,60 to the US$ as at 31 December 2002 resulted in a reciprocal translation loss of R1bn.

This loss was partially relieved by the release as at 30 June 2002 of a general risk provision of R400m created in 2001 to cover unidentified but inherent risks that could arise from the exceptional rand depreciation of 2001.

In addition, translation losses of R411m (2001: translation gains of R263m) resulting from conversion of non-integrated foreign entities have been taken directly to reserves.

Specific and general risk provisions

The credit climate held steady and arrears trends generally improved during 2002, despite increased interest rates. Nedcor is cognisant, however, of the need for adopting a conservative provisioning policy and this is reflected in the income statement charge increase of 68%, including BoE and additional provisions for the ringfenced Business Banking small and medium enterprises (SME) book and the microloan sector. Non-performing loans, including BoE, represent 3,9% (2001: 4,6%) of total advances and the net provision coverage, after allowing for expected recoveries, is conservative at 157% (2001: 147%). The ratio of balance sheet provisions to total advances is 3,1% (2001: 3,3%) as at 31 December 2002.

In the trading statement of 21 November 2002 Nedcor reported on the need for additional provisions in two areas, namely for a ringfenced, non-performing SME book, and for microloans.

Additional provisions of R546m charged for these areas have had a material, but largely non-recurring, negative effect on 2002 core earnings. Both of these experiences occurred in initiatives aimed at expanding our activities in non-traditional markets. Revised policies are in place to avoid repetition of these losses.

Merger implementation

Operational and financial synergy targets have been identified and committed to. Overall implementation plans, including systems migration plans, are in place. Detailed business and functional unit implementation plans will be finalised by 31 March 2003. New terms and *conditions for all employees will be implemented* on 1 April 2003.

Firstly, Nedcor has an exposure to SMEs through an initiative in the late nineties focused on developing this sector, which is key to development of the economy. This sector has special characteristics with a potential to yield higher returns, but at increased risk. High growth was experienced and, by the start of 2002, the total book had grown to R3,2bn. However, this included non-performing exposures totalling R700m, which were set aside in 1999 to be separately managed as a ringfenced collections book.

During 2002 it became apparent that collections were falling well below those previously anticipated and a full review of this book was conducted. As a consequence we reported in the trading statement that provisions, the timing of which had historically been created under a policy of legal certainty, would be accelerated in 2002. This would result in an additional charge of R400m (R280m after tax), over and above the R190m already budgeted, against 2002 earnings.

The ringfenced SME book has now been sold, and the sale price was determined at the present value of estimated future collections, net of collection costs. The adjustment of provisions to recognise the sale price necessitated a further provision of R66m, bringing the total ringfenced SME book provisions for 2002 to R656m (2001: R75m). This effectively accelerates provisions and collection costs that would have been charged in future years. The ringfenced collection operation has been closed and, in terms of the sale agreement, Nedcor may recoup some losses if collections are achieved in excess of certain thresholds.

Secondly, Nedcor has adopted a cautious approach to microlending and does not have a large exposure to this market. We nevertheless did not escape the troubles of this industry and have recognised bad-debt provisions totalling R225m (2001: R30m), some of which are shared with our partners, in respect of total microloan exposures. Provisions in respect of unsecured microloan advances stand at 34% (2001: 9%).

Nedcor's exposure to microlending, and to retailers active in microlending, has increased with the acquisition of BoE. However, unsecured exposures of R972m (2001: R377m) to the microloan industry represent only 0,5% of total advances. Our microloan exposure continues to be closely watched, as this sector has clearly experienced stressful times, and stringent provisioning policies and monitoring practices are in place.

In all other major businesses provisions have reduced in line with arrears trends. We are naturally concerned about our bad experiences in the SME and microlending sectors. Both are sectors we should engage, but they clearly require a modified approach and methodology to ensure that our negative experiences are not repeated.

Expenses

Expenses increased by 35% (13%, excluding BoE), with our efficiency ratio declining to 55,4% (2001: 52,5%), but remaining constant at 52,5%, excluding BoE.

Taxation

The charge for taxation, excluding exceptional items and the recognition of the Peoples Bank deferred-tax asset of R185m, remained constant at R765m (2001: R772m). On the same basis the effective rate of taxation was 18,6% (2001: 20,1%), assisted by lower levels of taxation on offshore income and increased dividend income.

Core earnings benefited by R130m (R185m before allowing for minority interests) from the non-recurring recognition of a deferred-tax asset in respect of unutilised tax losses in Peoples Bank. This was required in terms of SA Generally Accepted Accounting Practice ('GAAP'), because the positive profit record of Peoples Bank for the past two years reinforced the probability of the tax losses being utilised by future taxable income.

Integration – early successes

The Treasury consolidation, including the reduction of 10 frontoffices into three and the centralisation of the backoffices in Johannesburg, was completed on schedule on 1 February 2003. The Capital Markets integration is well-advanced. The Cape of Good Hope Bank retail client migration process has started and is well on track. An initial staff survey has showed an extremely positive staff attitude.

Equity-accounted income and income attributable to minority shareholders

Equity-accounted income of R162m (2001: R181m) declined mainly due to the sale of former associate NedTel Cellular in the second half of 2001. The discontinuation of equity accounting of Zimbabwean associate Merchant Bank of Central Africa, with effect from 1 July 2001, also contributed to the decline in equity-accounted income. Minority interests at R333m (2001: R164m) doubled following the consolidation of Gerrard Private Bank for a full year (2001: seven months) and the first-time inclusion of the 30% Peoples Bank empowerment minority with effect from 1 January 2002. These increases were partially offset by the cessation of minority interests in NIB from 1 October 2002.

Merger and reorganisation costs

Once-off merger and reorganisation costs totalling R205m after tax (2001: R Nil) have been charged to the income statement. These comprise R86m in respect of the Nedcor Group reorganisation and integration and R119m for the closure and reorganisation of the Permanent Bank operations in anticipation of Permanent Bank's joint venture with Old Mutual Bank. These costs are excluded in the determination of core earnings.

Exceptional capital items

The market value of Nedcor's investment of 103 million shares in Dimension Data plc, listed on the London Stock Exchange, has declined further and has been marked to market at its 31 December 2002 price of R4,02 per share (2001: R14,50 per share).

Other exceptional items comprise goodwill amortisation of R501m (2001: R273m), including R214m for BoE, fair-value impairment writedowns of R119m (2001: R34m) for fixed assets and other investments and R58m for losses on discontinued operations and sales of investments.

Segmental reporting

Nedcor's South African operations contributed R2 788m (2001: R2 595m) to core earnings, while international operations, which were influenced by lower rand-translated earnings, contributed R578m (2001: R498m). The net contribution from BoE's domestic and international operations, after deducting Nedcor's funding costs, was R265m for the six months to 31 December 2002.

Retail banking achieved excellent growth with a strong performance from Nedbank. Peoples Bank was negatively impacted by the additional microloan provisions, but otherwise produced a good performance. In commercial banking Cape of Good Hope Bank had an outstanding year, while the otherwise good results of Nedbank's Commercial Division were adversely impacted by the ringfenced SME book provisions. Corporate and investment banking grew modestly in tough markets.

The acquisitions of Imperial Bank and Gerrard Private Bank performed exceptionally well, contributing growth in core earnings of 95% and 81% respectively. The alliance with Old Mutual (bancassurance initiatives) progressed steadily, while the alliances with the JD Group/ Capital One (microlending) and Pick 'n Pay Go Banking continue to develop, but are still making losses. The Pick 'n Pay Go Banking initiative is progressing well and new account openings are growing rapidly. We are confident of achieving satisfactory returns from our alliances over the longer term.

Shareholders' funds and capital adequacy

Shareholders' funds grew to R18,1bn (2001: R15.7bn), notwithstanding the writedowns of investments and translation losses. Together with the new preference share capital of R2bn and subordinated-debt instruments of R7,6bn (2001: R3,8bn), total statutory capital of R27,7bn (2001: R19,5bn) represents an overall capital adequacy of 11,0% (2001: 11,4%), above the statutory requirement of 10%. Primary capital stands at 7,0% (2001: 8,6%).

☐ Core earnings up 9% to R3 366 million

☐ Core earnings per share up 4% to 1 330cps

☐ Advances growth 34%

☐ Return on equity 21,9%

☐ Return on assets 1,57%

☐ Efficiency ratio 55,4%

Total assets (Rbn)


117,5
197,7
273,8
98
99
00
01
02

Core earnings per share (cents)


780
1 330
98
99
00
01
02

Total shareholders' funds (Rbn)


9,1
10,1
16,7
20,1
98
99
00
01
02

Efficiency ratio (%)


55,4
98
99
00
01
02

Accounting policies

The financial statements are prepared on the historical-cost basis, except for certain investments that are carried at fair value, and comply in all material respects with SA GAAP. The accounting policies of BoE have been realigned with those of Nedcor. The accounting policies applied are consistent with those of the previous year, except for the first-time application of Accounting Standard AC 135 – 'Investment property' – which requires depreciation of investment properties. The impact of this change in the basis of accounting is not material.

Work has been undertaken in preparation for the application of Accounting Standard AC 133 – 'Financial instruments: recognition and measurement' – which applies to Nedcor with effect from 1 January 2003. This standard introduces additional fair-value requirements in the valuation of assets and liabilities and requires extensive revision of bad debt provisioning to a basis that estimates the net present value of future collections. The application of this standard will result in increased volatility in reported earnings. Nedcor will first report to shareholders under AC 133 in respect of its interim results for the six months to 30 June 2003.

Strategic initiatives

Nedcor has stated for some years that its primary focus is on banking in South Africa – hence the cautious approach to banking activities internationally and in Africa. In addition, we aim to leverage our substantial investment in technology locally and abroad.

Our stated strategic objective in recent years has been to achieve low-cost, quality client growth, both organically and through alliances with best-of-breed partners. Our aim is to increase the number of delivery channels and products available to clients, improve service quality and increase volume throughput into our scalable technology platforms.

The merger with BoE and the consequent restructuring of the group has been the most significant event for Nedcor in recent years and fully aligns with these strategies. Another strategic objective is to leverage Nedcor's core processing competence in the international arena and so create a recurring, external income stream. Good progress is being made with our international initiative.

We are pleased to have the prominent market position that we now enjoy. With BoE Nedcor has achieved a scale that will allow us to improve our overall client offering in a cost-effective way. We also retain the ability to extend our footprint further through our alliances. This bodes well for our future market presence and profitability.

Prospects

The Dimension Data writedowns and the SME and microlending provisions have been disappointing setbacks in our drive to expand into new markets and build our capital base. However, these are now largely behind us and were not inherent in our ongoing traditional core businesses. Notwithstanding these setbacks, we produced core profits of R3 366bn (2001: R3 093m) and, over five years, our total assets have grown from R117bn to R274bn and total shareholders' equity from R9,1bn to R20,1bn.

The solid performances of Nedcor's core businesses and our strong balance sheet position us well for the future. The BoE merger and group reorganisation have been optimally planned to enhance these prospects.

Technology investment is a key enabling capability in banking and Nedcor has made significant investments in technology projects over the past few years. The bulk of these projects is now in use or in advanced stages of commissioning and represents an investment for the future. The merger with BoE and the group rationalisation now provide the enlarged Nedcor Group with further opportunities to leverage economies of scale in order to increase efficiencies and reduce cost-to-income ratios. Furthermore, offshore processing is poised to build its contribution on the back of this investment. We are confident about the future potential of our technology platforms.

Nedcor's multibrand strategy and strategic alliances have assisted us to gain market share in recent years. Now these have been augmented by the addition of BoE products and brands. The key to further growth, however, is outstanding client service, and our new operational structure should allow us to become a group truly focused on and built around our clients.

That we have come through this demanding period so well is a tribute to our staff. They have been dedicated to 'making it happen' and remain the true differentiators of our business. They are enthusiastic about the potential of the new Nedcor Group and this should continue to manifest itself in benefits for our clients and other stakeholders.

We believe that our strategy offers low-risk growth opportunities and focuses on markets and initiatives that lie within our core competencies. We also believe that we have set the foundations successfully to address the impending and necessary transformation challenges in the industry and the country.

The challenge for 2003 and beyond is successfully to implement the merger and integration plans to realise the anticipated synergies and to deliver an enhanced client experience and real shareholder value. These are medium-term processes and, while 2003 is likely to be a positive year, it will also be a period of transition as the merger beds down. The full benefits of the merger are likely to be more evident in 2004 and beyond.

Dividend

Notice is hereby given that a final dividend of 310 cents per ordinary share has been declared in respect of the year ended 31 December 2002.

Trading in the STRATE environment requires settlement within five business days. In accordance with the settlement procedures of STRATE Nedcor has determined the last day for trading to participate in the final dividend to be Thursday, 20 March 2003. The shares will commence trading ex dividend on Monday, 24 March 2003, and the record date will be Friday, 28 March 2003. Payment will be made on Monday, 31 March 2003.

Share certificates may not be dematerialised or rematerialised between Monday, 24 March 2003, and Friday, 28 March 2003, both days inclusive.

For and on behalf of the board

CF Liebenberg
Chairman

RCM Laubscher
Chief Executive

12 February 2003

Registered office
Nedcor Limited, Nedcor Sandton, 135 Rivonia Road, Sandown, 2196
PO Box 1144, Johannesburg, 2000

Transfer secretaries
Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001
PO Box 1053, Johannesburg, 2000

Directors
CF Liebenberg *(Chairman)*, PG Joubert *(Deputy Chairman)*, Prof MM Katz *(Vice-chairman)*, RCM Laubscher *(Chief Executive)*, CJW Ball, TA Boardman, Dr IJ Botha, WAM Clewlow, RG Cottrell, BE Davison, N Dennis (British), Prof B Figaji, BJS Hore, MJ Levett, JB Magwaza, ME Mkwanazi, SG Morris, DGS Muller, ML Ndlovu, PF Nhleko, TH Nyasulu, JVF Roberts (British), AA Routledge, CML Savage, JH Sutcliffe (British)

Company Secretary: GS Nienaber

Reg No: 1966/010630/06 **Share code:** NED **ISIN code:** ZAE000004875

Financial highlights

	% change	Dec 2002* Rm	Dec 2001** Rm
Selected returns			
Headline earnings (Rm)	(32)	2 585	3 789
Headline earnings per share (cents)	(35)	1 022	1 574
Core earnings (Rm)†	9	3 366	3 093
Core earnings per share (cents)†	4	1 330	1 284
Return on average shareholders' funds (%)†		21,9	20,6
Return on total assets (%)†		1,57	1,83
Non-interest revenue to total income (%)†		52,4	48,0
Efficiency ratio (%)†		55,4	52,5
Net interest income to interest-earning assets (%)		2,89	3,15
Doubtful-debt provisions to total advances (%)		3,1	3,3
Balance sheet			
Total shareholders' equity (Rm)	28	20 122	15 711
Deposit, current and other accounts (Rm)	34	237 083	177 152
Advances and other accounts (Rm)	34	202 650	151 329
Total assets (Rm)	39	273 784	197 665
Assets under management (off-balance-sheet) (Rm)		124 342	38 925
Capital ratio (%)		11,0	11,4
Capital ratio – tier 1 (%)		7,0	8,6
Share statistics			
Number of shares in issue (m)		270,6	244,3
Weighted average number of shares (m)		253,0	240,8
Earnings per share, including exceptional items (cents)		389	5
Fully diluted weighted average number of shares (m)		254,6	242,9
Diluted headline earnings per share (cents)	(35)	1 016	1 560
Dividends per share (cents)	3	515	500
Dividend cover (times)†		2,6	2,6
Share price (cents)	(11)	11 110	12 420
Price-earnings ratio (historical)		10,9	7,9
Market capitalisation (Rbn)	(1)	30,1	30,3

Income statement

	% change	Dec 2002* Rm	Dec 2001** Rm
Interest income	39	23 822	17 186
Interest expense	47	17 522	11 918
Net interest income	20	6 300	5 268
Non-interest revenue	37	6 929	5 054
Foreign exchange translation (losses)/gains		(1 011)	1 096
Total income	7	12 218	11 418
Specific and general provisions	68	1 778	1 058
Exceptional general risk provision (reversed)/raised		(400)	400
Income after specific and general risk provisions	9	10 840	9 960
Operating expenses	35	7 334	5 416
Merger and reorganisation expenses		193	
Profit from operations before exceptional capital items	(27)	3 313	4 544
Exceptional capital items		(1 793)	(3 605)
Net capital loss on investment in Dimension Data		(1 080)	(3 298)
Amortisation and impairment of goodwill		(501)	(273)
Loss on sale of investments and operations		(58)	
Merger and reorganisation expenses		(35)	
Impairment of investments and of property and equipment		(119)	(34)
Profit from operations		1 520	939
Attributable earnings of associates	(11)	162	181
Profit before taxation		1 682	1 120
Taxation	(25)	580	772
Taxation: Merger and reorganisation expenses		(23)	
Taxation: Exceptional capital items		(192)	171
Profit after taxation		1 317	177
Income attributable to minority shareholders	103	333	164
Net profit for year		984	13

Headline earnings

	% change	Dec 2002* Rm	Dec 2001** Rm
Income attributable to shareholders		984	13
Add back:			
Exceptional capital items		1 793	3 605
Taxation: exceptional capital items		(192)	171
Headline earnings	(32)	2 685	3 789

Core earnings

	% change	Dec 2002* Rm	Dec 2001** Rm
Headline earnings		2 586	3 789
Exclude:			
Foreign exchange translation losses/(gains)		1 011	(1 096)
Exceptional general risk provision		(400)	400
Merger and reorganisation expenses		193	
Taxation on merger and reorganisation expenses		(23)	
Core earnings	9	3 366	3 093

Balance sheet

	% change	Dec 2002* Rm	Dec 2001** Rm
Assets			
Cash and short-term funds	51	16 607	10 978
Other short-term securities	32	14 987	11 372
Government and public sector securities	16	14 647	12 627
Advances and other assets	34	202 650	151 329
Insurance assets	100	7 891	
Associate and other investments	19	6 933	5 821
Property and equipment	39	2 854	2 046
Intangible assets:			
Computer software and capitalised development costs	31	1 638	1 247
Goodwill	250	4 457	1 272
Customers' indebtedness for acceptances	15	1 120	973
Total assets	39	273 784	197 665
Shareholders' equity and liabilities			
Ordinary shareholders' equity	15	17 046	14 830
Preference share capital and premium		1 987	
Minority shareholders' interest		1 089	881
Total shareholders' equity and minority interest	28	20 122	15 711
Deposit and other liabilities	34	237 083	177 152
Insurance funds	100	7 891	
Subordinated-debt instruments	98	7 568	3 829
Liabilities under acceptances		1 120	973
Total shareholders' equity and liabilities	39	273 784	197 665
Guarantees on behalf of customers excluded from assets		11 968	11 036

Cash flow statement

	Dec 2002* Rm	Dec 2001** Rm
Cash flows from operating activities	3 746	5 420
Cash received from clients	29 326	23 270
Cash paid to clients, employees and suppliers	(24 471)	(16 929)
Dividends received	173	114
Dividends paid	(1 282)	(1 035)
Net decrease/(increase) in operating funds	802	(6 492)
Taxation paid	(765)	(395)
Net cash utilised in investing activities	(6 456)	(3 065)
Net cash provided by financing activities	8 302	2 651
Net increase in subordinated debt	3 076	2 248
Net proceeds of ordinary shares issued	3 240	403
Net proceeds of preference shares issued	1 987	
Net increase/(decrease) in cash and short-term funds	5 629	(1 882)
Cash and short-term funds at beginning of year	10 978	12 860
Cash and short-term funds at end of year	16 607	10 978

Statement of changes in shareholders' equity

	Dec 2002* Rm	Dec 2001** Rm
Ordinary share capital	271	242
Balance at beginning of year	242	240
Shares issued during year	27	2
Sale of treasury shares by subsidiary	3	
Shares acquired by subsidiary	(1)	
Ordinary share premium	4 636	1 326
Balance at beginning of year	1 326	934
Shares issued during year	2 924	448
Share issue expenses	(9)	(9)
Sale of treasury shares by subsidiary	453	
Shares acquired by subsidiary	(158)	(47)
Preference share capital and premium	1 987	–
Shares issued during year	2 000	
Share issue expenses	(13)	
Non-distributable reserves	216	703
Balance at beginning of year	703	516
Transfer from distributable reserves	246	114
Foreign currency translation	(411)	263
Release of reserves previously not available	(332)	(172)
Other movements	10	(18)
Distributable reserves	12 023	12 559
Balance at beginning of year	12 569	13 724
Change in accounting policy – prior-year adjustment		(13)
Net profit for year	984	13
Transfer to non-distributable reserves	(246)	(114)
Dividends to shareholders	(1 282)	(1 035)
Other movements	8	(16)
Total shareholders' equity	19 033	14 830

Segmental analysis – core earnings

	% change	Dec 2002* Rm	Dec 2002* %	Dec 2001** Rm	Dec 2001** %
BY OPERATION					
Retail banking	70	653	20	384	12
Nedbank		354	11	189	6
Peoples Bank		299	9	195	6
Commercial banking	(37)	448	14	711	24
Nedbank		256	8	579	20
Imperial Bank‡		72	2	37	1
Cape of Good Hope Bank		120	4	95	3
Corporate and investment banking	5	1 329	39	1 263	41
Nedbank		866	26	945	31
Nedcor Investment Bank‡		463	13	318	10
T & O investments		(32)	(1)	45	1
Internal funding and group operations		228	7	182	6
International (including Africa)	(7)	465	14	498	16
Nedbank		112	3	161	5
Gerrard Private Bank‡		56	2	31	1
Nedcor Investment Bank‡		297	9	306	10
BoE		265	7		–
South Africa		406	12		
International		113	3		
Funding		(254)	(8)		
Core earnings	9	3 366	100	3 093	100
BY GEOGRAPHY					
South Africa	7	2 788	83	2 595	84
Nedcor, excluding BoE		2 636	79	2 595	84
BoE		406	12		
BoE funding		(254)	(8)		
Rest of Africa	132	272	8	117	4
Rest of the world	(20)	306	9	381	12
Nedcor, excluding BoE		193	6	381	12
BoE		113	3		
Core earnings	9	3 366	100	3 093	100

*Reviewed
**Audited
† Based on core earnings calculation, excluding all exceptional items
‡ Net of minorities

The segmental analysis is primarily based on management operating reports and ignores boundaries of the legal entities. Comparative figures are restated, where necessary, to afford a proper comparison. Capital is allocated to segments based on the related risk-weighted assets in terms of the Banks Act classifications and weightings. The aspects of capital allocation and transfer pricing of support costs between segments are under regular review.

This and additional information is available on our website: www.nedcor.com

GRAPHICOR 24435